Exhibit 99.1

SAP INTERIM REPORT
JANUARY — MARCH 2004

SAP INTERIM REPORT
JANUARY — MARCH 2004

     Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to the Company are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2003 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

     The quarterly report discloses certain financial measures, such as pro forma EBITDA, pro forma operating income, pro forma net income and pro forma EPS that are considered non-GAAP financial measures. The non-GAAP measures included in our quarterly report have been reconciled to the nearest GAAP measure as is now required under new SEC rules regarding the use of non-GAAP financial measures. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

     Management believes that pro forma EBITDA is a widely accepted supplemental measure of evaluating operating performance and liquidity among companies. Further Management believes that pro forma operating income, pro forma net income and pro forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into stock-based compensation plans. Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR and LTI) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

     In addition, management gives guidance based on non-GAAP financial measures. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment related charges and acquisition related charges. Management views these expenses as less meaningful to assess the financial performance of our core operations or they are factors outside management’s control dependent on fluctuations in SAP’s share price, or the share price of companies we acquire or in which we invest.

     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol ‘SAP’. SAP is a component of the DAX, the index of 30 German blue chip companies.

     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

SAP INTERIM REPORT
JANUARY — MARCH 2004

ECONOMIC SITUATION

REVENUES Software revenues were € 370 million (2003: € 352 million), representing an increase of 5 % compared to 2003. At constant currencies1), software revenues increased 11 % year-over-year. Software revenues in the U.S. increased 45%, or 65 % at constant currencies1). Total revenues were € 1.6 billion (2003: € 1.5 billion), which was an increase of 2 % compared to 2003. At constant currencies1), total revenues increased 8 % year-over-year. The percentage of order entry from new customers was 33%, which was the highest in the past eight quarters.

INCOME Operating income was € 333 million (2003: € 298 million), which was an increase of 12 % compared to last year. Pro forma operating income was € 332 million (2003: € 304 million), representing an increase of 9 % compared to 2003. At constant currencies1), operating income increased 20 % and pro forma operating income increased 18%.

     The operating margin was 21.4%, which was up 1.8 percentage points year-over-year. The pro forma operating margin was 21.3%, which represented an increase of 1.3 percentage points compared to 2003.

     Net income was € 229 million (2003: € 186 million), or € 0.74 per share (2003: € 0.60 per share, representing an increase of 23 % compared to 2003. Pro forma net income was €229 million (2003: € 200 million), or pro forma € 0.74 per share (2003: € 0.64 per share), representing an increase of 15 % compared to 2003.

CASHFLOW Operating cash flow was € 859 million (2003: € 791 million), which was an increase of 9 % compared to last year. Free cash flow as a percentage of total revenues was 53% (2003: 50%). At March 31, 2004, the Company had € 2.9 billion in liquid assets (March 31, 2003: € 1.9 billion), representing a 53 % increase compared to last year.

INVESTMENTS Personnel growth in fiscal year 2004 should, just as last year, be strictly controlled and evolve according to business developments. SAP will also base its investments in fixed assets on business developments.

RESEARCH AND DEVELOPMENT

     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in the first quarter of 2004. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator. R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 8 % to € 235 million in the first quarter of 2004 compared to the first quarter of 2003 despite the Company’s pursuit of operating margin improvement.

     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) rose to 15.1% (Q1 2003: 14.3%) and, measured in FTEs, the number of employees working in development teams rose in Q1 2004 to 9,060 (Q1 2003: 8,195).

BUSINESS OUTLOOK

     SAP has not changed its outlook and continues to provide the following guidance for the full year 2004.

•	Software revenues are expected to increase by around 10% compared to 2003.

•	The pro forma operating margin, which excludes stock-based compensation and acquisition-related charges, is expected to increase by around one percentage point compared to 2003.

•	Pro forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, are expected to be in the range of € 4.20 to € 4.30 per share.

•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of US$ 1.25 per € 1.00.

SAP INTERIM REPORT
JANUARY — MARCH 2004

KEY FIGURES AT A GLANCE SAP GROUP

			Change	Change
in € millions (unaudited)	Q1 2004	Q1 2003	total	in %
Software revenues	370	352	18	5
Revenues	1,556	1,520	36	2
Operating income	333	298	35	12
Income before taxes	364	311	53	17
Net income	229	186	43	23
Headcount, in FTE (March 31)	30,166	28,654	1,512	5

SOFTWARE REVENUE BY REGION SAP GROUP

	Revenue	Revenue	Change	Change
in € millions (unaudited)	Q1 2004	Q1 2003	total	in %
Total	370	352	18	5
— at constant currency rates				11
EMEA	197	205	- 8	- 4
— at constant currency rates				- 3
Americas	127	88	39	44
— at constant currency rates				62
Asia-Pacific	46	59	- 13	- 22
— at constant currency rates				- 17

The 5 % growth in software revenues was mainly driven by the Americas region, especially the U.S. Software revenues in the U.S. increased 45%, or 65 % at constant currencies1). In the EMEA region, software revenues were down 4%, or 3 % at constant currencies1). The Company continued to experience a difficult environment in Europe. In Germany, software revenues were down 1%. Software revenues in the APA region were 22 % lower, or 17 % at constant currencies1). The decrease in the APA region was the result of a 37%, or 34 % at constant currencies1), decline in software revenues in Japan. In Japan, the Company is undergoing a sales force realignment to adopt a higher volume sales model. In China the Company continues to see very strong growth rates.

TOTAL REVENUE BY REGION SAP GROUP

	Revenue	Revenue	Change	Change
in € millions (unaudited)	Q1 2004	Q1 2003	total	in %
Total	1,556	1,520	36	2
— at constant currency rates				8
EMEA	871	854	17	2
— at constant currency rates				3
Americas	500	468	32	7
— at constant currency rates				21
Asia-Pacific	185	198	- 13	- 7
— at constant currency rates				- 3

SOFTWARE REVENUE BY SOLUTION SAP GROUP2)

in € millions (unaudited)	Q1 2004
ERP	156
SCM	81
CRM	71
PLM	31
SRM	24
Other	7

Total Software Revenue	370

1) Constant currency data excludes the impact of currency exchange rates.

2) These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including BI and Portals since all technology components are now integrated with SAP NetWeaver. No prior comparable figures are available using the new method. For prior years’ information under the old method, please refer to SAP’s annual report on Form 20-F.

SAP INTERIM REPORT
JANUARY — MARCH 2004

KEY EVENTS IN FIRST QUARTER 2004

MAJOR CONTRACTS IN THE FIRST QUARTER OF 2004 include Chevron, John Hopkins Institutions, and Wyeth in the Americas; Deutz, The Boots Company, and Westdeutsche Allgemeine in EMEA; and AXA Life Insurance, Bank of China, and Nippon Meat Packers in Asia/Pacific.

WITH SIMULTANEOUS ANNOUNCEMENTS AT CEBIT, THE WORLD’S LEADING TECHNOLOGY TRADE FAIR IN HANOVER, AND AT ITS PALO ALTO CAMPUS IN CALIFORNIA, SAP PRESENTED THE NEWEST RELEASE OF SAP NETWEAVERTM 2004, the first truly integrated platform to be delivered as one packaged solution. SAP NetWeaver 2004 synchronizes the release of all its technology components and delivers new functional enhancements to help customers execute flexible business strategies and drive business change and innovation while reducing IT costs and complexities. SAP NetWeaver 2004 will serve as the foundation for new releases of mySAP™ Business Suite solutions.

SAP AND VISA INTERNATIONAL ANNOUNCED THEIR INTENTION TO INTEGRATE SAP NETWEAVERTM AND THE VISA COMMERCIAL FORMAT (VCF), a standard data set containing enhanced spending data from all Visa Commercial payment products, to provide unprecedented levels of data delivery to corporations that use Visa with SAP’s enterprise resource planning (ERP) systems. By integrating SAP NetWeaver and Visa’s enhanced data services, Visa and SAP will enable corporations and their employees to manage payments for business expenditures, automatically integrate related transaction data into enterprise systems and increase the speed and lower the cost of expense administration.

SAP AND COCA-COLA ENTERPRISES ANNOUNCED A JOINT STRATEGIC DEVELOPMENT INITIATIVE that will result in a new generation of solutions, including mobile solutions, to improve direct store delivery, full-service vending and equipment service for the beverage and other consumer products industries. The initiative combines the expertise of Coca-Cola Enterprises in beverage market development and execution with the software development capabilities of SAP to produce a next-generation software solution supporting the direct store delivery process from order to cash and settlement.

SAP ANNOUNCED THE LAUNCH OF THE FIRST PACKAGED RADIO FREQUENCY IDENTIFICATION (RFID) SOLUTION FOR SUPPLY CHAIN MANAGEMENT SAP is delivering a solution that is the first of its kind developed and built entirely from the ground up to help companies manage the data reads from and writes to RFID tags. This technology will dramatically change supply chain management in the retail and consumer product industries. The announcement was made at the National Retail Federation (NRF) show held in January 2004 in New York.

TO SUPPORT ITS CUSTOMERS’ TRANSITIONS FROM SAP R/3 TO mySAP ERP, SAP announced in March a newly defined maintenance timeframe for reliable, long-term planning. SAP introduced the “5 – 1 – 2” release and maintenance strategy.

HEADCOUNT

Number of employees			Change
(In full time equivalents)	03/31/2004	12/31/2003	total
Research & Development	9,060	8,854	206
Service & Support	12,759	12,533	226
Sales & Marketing	5,246	5,170	76
General & Administration	3,101	3,053	48

SAP-Group	30,166	29,610	556

EMEA	19,936	19,834	102
Americas	6,228	6,056	172
Asia-Pacific	4,002	3,720	282

SAP INTERIM REPORT
JANUARY — MARCH 2004

CONSOLIDATED INCOME STATEMENTS SAP GROUP 1ST QUARTER

			Change
in € millions (unaudited)	2004	2003	in %
Software revenue	370	352	5%
Maintenance revenue	666	608	10%
Product revenue	1,036	960	8%
Consulting revenue	442	476	- 7%
Training revenue	70	77	- 9%
Service revenue	512	553	- 7%
Other revenue	8	7	14%

Total revenue	1,556	1,520	2%

Cost of product	- 182	- 184	- 1%
Cost of service	- 401	- 433	- 7%
Research and development	- 231	- 218	6%
Sales and marketing	- 325	- 307	6%
General and administration	- 81	- 74	9%
Other income/expenses, net	- 3	- 6	- 50%

Total operating expense	- 1,223	- 1,222	0%

Operating income	333	298	12%
Other non-operating income/expenses, net	5	10	- 50%
Financial income, net	26	3	767%

Income before income taxes	364	311	17%
Income taxes	- 133	- 123	8%
Minority interest	- 2	- 2	0%

Net income	229	186	23%

Basic earnings per share (in €)	0.74	0.60	23%

SAP INTERIM REPORT
JANUARY — MARCH 2004

CONSOLIDATED BALANCE SHEETS SAP GROUP

in € millions (unaudited)	03/31/2004	12/31/2003	Change in %
Assets
Intangible assets	441	421	5%
Property, plant and equipment	1,020	1,020	0%
Financial assets	157	168	- 7%
Fixed assets	1,618	1,609	1%

Accounts receivables	1,689	1,771	- 5%
Inventories and other assets	570	516	10%
Liquid assets/marketable securities	2,922	2,097	39%
Current assets	5,181	4,384	18%

Deferred taxes	261	265	- 2%

Prepaid expenses	101	68	49%

Total assets	7,161	6,326	13%

Shareholders’ equity and liabilities
Shareholders’ equity	3,953	3,709	7%
Minority interest	54	59	- 8%
Reserves and accrued liabilities	1,318	1,567	- 16%
Other liabilities	688	686	0%
Deferred income	1,148	305	276%

Total shareholders’ equity and liabilities	7,161	6,326	13%

Days sales outstanding	74	76

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Other
	Subscribed	Treasury	Additional	Retained	comprehensive	Total
in € millions (unaudited)	capital	stock	paid-in capital	earnings	income/loss	equity
01/01/2003	315	- 373	185	2,871	- 126	2,872
Net income				186		186
Buyback treasury stock		- 71				- 71
Currency translation adjustment					- 35	- 35
Unrealized gains on marketable securities					7	7
Unrealized gains on cash flow hedges					1	1
Stock-based compensation programs			- 1			- 1
Convertible bonds & stock options exercised			1			1
Other changes			- 1		1	0

03/31/2003	315	- 444	184	3,057	- 152	2,960

01/01/2004	315	- 462	297	3,761	- 202	3,709
Net income				229		229
Buyback treasury stock		15				15
Currency translation adjustment					4	0
Unrealized losses on marketable securities					- 10	- 10
Unrealized losses on cash flow hedges					- 15	- 15
Unrealized losses on STAR hedges					- 5	- 5
Stock-based compensation programs			- 19			- 19
Convertible bonds & stock options exercised			6			6
Other changes			3			3

03/31/2004	315	- 447	287	3,990	- 192	3,953

SAP INTERIM REPORT
JANUARY — MARCH 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP THREE MONTHS ENDED MARCH 31

in € millions (unaudited)	2004	2003
Net income before minority interest	229	186
Minority interest	2	2
Net income	231	188

Depreciation and amortization	49	50
Gains/losses on disposal of property, plant and equipment and marketable equity securities, net	- 14	0
Write-downs of financial assets, net	2	9
Impacts of hedging	- 4	1
Change in accounts receivable and other assets	56	178
Change in deferred stock compensation	- 19	- 1
Change in reserves and liabilities	- 236	- 330
Change in deferred taxes	- 12	12
Change in other current assets	- 37	- 69
Change in deferred income	843	753

Net cash provided by operating activities	859	791

Acquisition of minorities in subsidiaries	- 24	- 9
Purchase of intangible assets and property, plant and equipment	- 38	- 44
Purchase of financial assets	- 4	- 6
Proceeds from disposal of fixed assets	20	6
Change in liquid assets (maturities greater than 90 days)	- 122	- 410

Net cash used in investing activities	- 168	- 463

Reduction/Purchase of treasury stock	14	- 71
Impacts of convertible bonds, net	6	1
Other changes to additional paid-in-capital	3	- 1
Proceeds from line of credit and long-term debt	8	4
Effect of STAR-hedge	- 43	- 9

Net cash used in financing activities	- 12	- 76

Effect of foreign exchange rates on cash	24	- 15

Net change in cash and cash equivalents	703	237

Cash and cash equivalents at the beginning of the period	1,340	1,122
Cash and cash equivalents at the end of the period	2,043	1,359

SAP INTERIM REPORT
JANUARY — MARCH 2004

CONSOLIDATED INCOME STATEMENTS SAP GROUP 1ST QUARTER

			Change
in € millions (unaudited)	2004	2003	in %
Pro forma EBITDA reconciliation

Net income	229	186	23%
Minority interest	2	2	0%
Income taxes	133	123	8%

Net income before income taxes	364	311	17%
Financial income, net	- 26	- 3	767%
Other non-operating income/expenses, net	- 5	- 10	- 50%

Operating income	333	298	12%
Depreciation & Amortization	49	50	- 2%

Pro forma EBITDA	382	348	10%
as a % of sales	25%	23%

Pro forma operating income reconciliation
Operating income	333	298	12%

LTI/STAR	- 7	- 1	600%
Settlement of stock-based compensation programs	0	1	- 100%
Total stock-based compensation	- 7	0	n. a.
Acquisition-related charges	6	6	0%

Pro forma operating income excluding stock-based compensation & acquisition-related charges	332	304	9%

Finance income	26	3	767%
- thereof impairment-related charges	- 1	- 10	- 90%
Income before income taxes	364	311	17%
Income taxes	133	123	8%
Effective tax rate	37%	40%

Pro forma net income reconciliation
Net income	229	186	23%

Stock-based compensation, net of tax	- 5	0	n. a.
Acquisition-related charges, net of tax	440	%
Impairment-related charges, net of tax	1	10	- 90%

Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	229	200	15%

Pro forma EPS reconciliation

Earnings per share (in €)	0.74	0.60	23%
Stock-based compensation (in €)	- 0,01	0,00	n. a.
Acquisition-related charges (in €)	0,01	0,01	0%
Impairment-related charges (in €)	0,00	0,03	- 90%

Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	0.74	0.64	15%

Weighted average number of shares (in thousands)	310,902	311,119

SAP INTERIM REPORT
JANUARY — MARCH 2004

GENERAL The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per March 31, 2004 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2003, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2003 filed with the SEC.

CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED

Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:

Number of companies consolidated
in the financial statements

	German	Foreign	Total
12/31/2003	21	75	96
Additions	—	—	—
Disposals	2	—	2
03/31/2004	19	75	94

     As of March 31, five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.

     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.

     Stock-based compensation SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

     The fair value of the Company’s stock-based awards granted in the first quarter of 2004 under SAP SOP 2002 amounts to € 43.61 per option and was calculated using the following assumptions:

Expected life (in years)	2.5
Risk free interest rate	2.65%
Expected volatility	56.7%
Expected dividends	0.45%

     The following table illustrates the effect on net income if the fair-value-based method had been applied to all granted awards in each period.

	Q1	Q1
Net income	2004	2003
	in € millions	in € millions
As reported	229	186
Add/Minus: Expense for stock-based compensation, net of tax according to APB	- 5	- 1
Minus: Expense for stock-based compensation, net of tax according to FAS	47	42

Pro forma	177	143

	Q1	Q1
Earnings per share	2004	2003
	in € millions	in € millions
Basic — as reported	0.74	0.60
Diluted — as reported	0.73	0.60
Basic— pro forma	0.57	0.46
Diluted — pro forma	0.57	0.46

     Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of March 31, 2004 amounts to approximately 16 million. For further information to our stock-based compensation plans we refer to our annual report 2003 on Form 20-F filed with the SEC.

Subscribed Capital At March 31, 2004, SAP AG had 315,485,417 no-par ordinary shares issued with a calculated nominal value of € 1 per share.

     In the first quarter of the year the number of ordinary shares increased by 71,864, representing € 71,864 resulting from the exercise of awards granted under certain stock based compensation programs.

SAP INTERIM REPORT
JANUARY — MARCH 2004

Treasury Stock As of March 31, 2004, SAP had acquired 4,422 thousand of its own shares, representing € 4,422 thousand or 1.4 % of capital stock. In the first quarter of the year 2004 47 thousand shares were acquired under the buyback program at an average price of approximately € 131.98 per share, representing € 47 thousand or 0.01 % of capital stock. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.

     Included in the Q1 acquisitions are 33 thousand of its own ordinary shares, representing € 33 thousand or 0.01 % of capital stock at an average market price of € 131.29 per share in conjunction with employee discounted stock purchase programs. Such shares were transferred to employees during the year at an average price of € 111.53 per share.

     In the first quarter of the year certain of SAP AG’s north american subsidiaries purchased an additional 106 thousand ADRs at an average price of US$ 41.27 per ADR. Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of US$ 34.95 per ADR by an administrator. The Company held no ADRs at March 31, 2004.

Segment Information Effective January 1, 2004 all cross-charging within SAP (intra-company and inter-company) was changed from an average market rate to a fully loaded cost rate. The objective of this new methodology is to enhance the utilization of SAP’s internal resources. The adoption of this new methodology resulted in lower internal revenues and costs. Simultaneously, the reporting of internal revenues was adjusted. Revenues related to transactions with other parts of the Company are no longer reported as internal revenues, but rather as a reduction of costs. In addition, the calculation of the segment contribution was changed. Acquisition related charges are not part of segment costs but are shown separately. The Company’s segment disclosure for 2003 was revised to conform to the current period presentation.

The segment information for the periods presented are as follows:

Q1 2004

in € millions	Product	Consulting	Training	Total
External revenue	1,054	429	71	1,554
Segment expenses	- 452	- 334	- 48	- 834
Segment contribution	602	95	23	720
Segment profitability	57.1%	22.1%	32.4%

Q1 2003

in € millions	Product	Consulting	Training	Total
External revenue	967	460	82	1,509
Segment expenses	- 416	- 375	- 60	- 851
Segment contribution	551	85	22	658
Segment profitability	57.0%	18.5%	26.8%

     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

	Q1	Q1
in € millions	2004	2003
Total revenue for reportable segments	1,554	1,509
Other external revenues	2	11

	1,556	1,520

     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

	Q1	Q1
in € millions	2004	2003
Total contribution for reportable segments	720	658
Contribution from activities outside the reportable segments	- 388	- 354
Stock-based compensation expenses	7	0
Acquisitions related charges	- 6	- 6
Other differences	0	- 1

Operating income	333	298
Other non-operating income/expenses, net	5	10
Finance income, net	26	3

Income before income taxes	364	311

SAP INTERIM REPORT
JANUARY — MARCH 2004

GEOGRAPHIC INFORMATION The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.

Sales by destination

	Q1	Q1
in € millions	2004	2003
Germany	395	363
Rest of EMEA(1)	499	491
Total EMEA	894	854
United States	388	375
Rest of America	99	93
Total America	487	468
Japan	89	111
Rest of Asia-Pacific	86	87
Total Asia-Pacific	175	198

	1,556	1,520

Income before income taxes

	Q1	Q1
in € millions	2004	2003
Germany	524	456
Rest of EMEA(1)	66	50
Total EMEA	590	506
United States	63	30
Rest of America	3	5
Total America	66	35
Japan	10	12
Rest of Asia-Pacific	14	0
Total Asia-Pacific	24	12

	680	553

Employees
(in FTE)	03/31/2004	03/31/2003
Germany	13,071	12,562
Rest of EMEA1)	6,865	6,661
Total EMEA	19,936	19,223
United States	4,783	4,699
Rest of America	1,445	1,423
Total America	6,228	6,122
Japan	1,362	1,248
Rest of Asia-Pacific	2,640	2,061
Total Asia-Pacific	4,002	3,309

	30,166	28,654

1)	Europe/Middle East/Africa

FINANCIAL CALENDAR

2004
JULY 22

Preliminary figures for Q2 2004

OCTOBER 21

Preliminary figures for Q3 2004

2005
JANUARY 20

Figures for fiscal 2004

SAP AG

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Telephone	+49 / 6227 / 7-47474
Telefax	+49 / 6227 / 7-57575
Internet	www.sap.com
E-Mail	info@sap.com

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